                                                FILED PURSUANT TO RULE 424(B)(5)
                                                REGISTRATION NO. 333-52822


                             Subject to Completion
           Preliminary Prospectus Supplement dated September 19, 2001

PROSPECTUS SUPPLEMENT                     [LOGO]
---------------------                     PROTECTED GROWTH(SM) INVESTING
(To prospectus dated January 24, 2001)    Pursuit of Growth, Protection of
                                          Principal


                                2,500,000 Units
                           Merrill Lynch & Co., Inc.
                     Market Index Target-Term Securities(R)
                 based upon the Dow Jones Industrial AverageSM
                             due September  , 2008
                             "MITTS(R) Securities"
                         $10 principal amount per unit

                                --------------

The MITTS Securities:                   Payment at maturity:

 . 100% principal protection at          . On the maturity date, for each unit
  maturity.                               of MITTS Securities you own, we will
                                          pay you an amount equal to the sum
 . No payments before the maturity         of the principal amount of each unit
  date.                                   and an additional amount based on
                                          the percentage increase, if any, in
 . Senior unsecured debt securities of     the value of the Dow Jones
  Merrill Lynch & Co., Inc.               Industrial Average, reduced by an
                                          annual adjustment factor which is
 . Linked to the value of the Dow Jones    expected to be between 2.1% and
  Industrial Average.                     2.6%, as described in this
                                          prospectus supplement.
 . We have applied to have the MITTS
  Securities quoted on The Nasdaq       . At maturity, you will receive no
  National Market under the symbol        less than the principal amount of
  "MTDW".                                 your MITTS Securities.

 . Expected initial settlement date:
  September  , 2001.

                Investing in the MITTS Securities involves risk.
    See "Risk Factors" beginning on page S-8 of this prospectus supplement.

                                --------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                          Per unit    Total
                                                          --------    -----
 Public offering price...................................  $10.00  $25,000,000
 Underwriting discount...................................    $          $
 Proceeds, before expenses, to Merrill Lynch & Co., Inc..    $          $

     The public offering and the underwriting fee for any single transaction to purchase:

     (a) between 100,000 units and 499,999 units will be $   per unit and $
per unit, respectively, and

     (b) 500,000 units or more will be $   per unit and $   per unit,
respectively.

                                --------------

                              Merrill Lynch & Co.

                                --------------

          The date of this prospectus supplement is September  , 2001.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.
"Dow Jones", "Dow Jones Industrial AverageSM" and "DJIASM" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The MITTS Securities are not sponsored, endorsed, sold or promoted by Dow Jones.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
SUMMARY INFORMATION--Q&A.................................................   S-4
  What are the MITTS Securities?.........................................   S-4
  What will I receive on the stated maturity date of the MITTS
   Securities?...........................................................   S-4
  Who publishes the Index and what does the Index measure?...............   S-6
  How has the Index performed historically?..............................   S-6
  What about taxes?......................................................   S-6
  Will I receive interest payments on the MITTS Securities?..............   S-7
  Will the MITTS Securities be listed on a stock exchange?...............   S-7
  What is the role of MLPF&S?............................................   S-7
  Who is ML&Co.?.........................................................   S-7
  Are there any risks associated with my investment?.....................   S-7
RISK FACTORS.............................................................   S-8
  You may not earn a return on your investment...........................   S-8
  Your yield may be lower than the yield on other debt securities of
   comparable maturity...................................................   S-8
  Your return will not reflect the return of owning the stocks included
   in the Index..........................................................   S-8
  There may be an uncertain trading market for the MITTS Securities......   S-8
  Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor
   may offset or magnify the effect of another factor....................   S-8
  Amounts payable on the MITTS Securities may be limited by state law....  S-10
  Purchases and sales by us and our affiliates may affect your return....  S-10
  Potential conflicts....................................................  S-10
  Uncertain tax consequences.............................................  S-10
DESCRIPTION OF THE MITTS SECURITIES......................................  S-11
  Payment at maturity....................................................  S-11
  Hypothetical returns...................................................  S-12
  Adjustments to the Index; Market Disruption Events.....................  S-14
  Discontinuance of the Index............................................  S-14
  Events of Default and Acceleration.....................................  S-15
  Depositary.............................................................  S-15
  Same-Day Settlement and Payment........................................  S-18
THE INDEX................................................................  S-18
  Historical Data on the Index...........................................  S-20
  License Agreement......................................................  S-21
UNITED STATES FEDERAL INCOME TAXATION....................................  S-22
  General................................................................  S-22
  U.S. Holders...........................................................  S-23
  Hypothetical Table.....................................................  S-25
  Non-U.S. Holders.......................................................  S-25
  Backup withholding.....................................................  S-26
ERISA CONSIDERATIONS.....................................................  S-26
USE OF PROCEEDS AND HEDGING..............................................  S-27
WHERE YOU CAN FIND MORE INFORMATION......................................  S-27
UNDERWRITING.............................................................  S-28
VALIDITY OF THE MITTS SECURITIES.........................................  S-29
EXPERTS..................................................................  S-29
INDEX OF DEFINED TERMS...................................................  S-30

                                   Prospectus

                                                                          Page
                                                                          ----
MERRILL LYNCH & CO., INC.................................................   2
USE OF PROCEEDS..........................................................   2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS.............................   3
THE SECURITIES...........................................................   3
DESCRIPTION OF DEBT SECURITIES...........................................   4
DESCRIPTION OF DEBT WARRANTS.............................................  10
DESCRIPTION OF CURRENCY WARRANTS.........................................  12
DESCRIPTION OF INDEX WARRANTS............................................  14
DESCRIPTION OF PREFERRED STOCK...........................................  19
DESCRIPTION OF DEPOSITARY SHARES.........................................  24
DESCRIPTION OF PREFERRED STOCK WARRANTS..................................  28
DESCRIPTION OF COMMON STOCK..............................................  30
DESCRIPTION OF COMMON STOCK WARRANTS.....................................  34
PLAN OF DISTRIBUTION.....................................................  36
WHERE YOU CAN FIND MORE INFORMATION......................................  37
INCORPORATION OF INFORMATION WE FILE WITH THE SEC........................  37
EXPERTS..................................................................  38

                           SUMMARY INFORMATION--Q&A

     This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Market Index Target-Term Securities(R) based upon the Dow Jones Industrial AverageSM due September , 2008. You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the MITTS Securities, the Dow Jones Industrial Average (the "Index") and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

     References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

     The MITTS Securities will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on September , 2008. We cannot redeem the MITTS Securities at an earlier date. We will not make any payments on the MITTS Securities until maturity.

     Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section "Description of the MITTS Securities--Depositary" in this prospectus supplement.

What will I receive on the stated maturity date of the MITTS Securities?

     We have designed the MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the value of the Index as reduced by the Adjustment Factor. On the stated maturity date, you will receive a cash payment on the MITTS Securities equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount", if any.

Principal Amount

     The "principal amount" per unit is $10.

Supplemental Redemption Amount

     The "Supplemental Redemption Amount" per unit will equal:

       (Adjusted Ending Value - Starting Value)
 $10 X (--------------------------------------)
       (            Starting Value            )

but will not be less than zero.

     The "Starting Value" means the closing value of the Index on the date the MITTS Securities are priced for initial sale to the public (the "Pricing Date"). We will disclose the Starting Value in the final prospectus supplement delivered to you in connection with sales of the MITTS Securities.

     The "Adjusted Ending Value" means the average, arithmetic mean, of the values of the Index at the close of the market on five business days shortly before the maturity of the MITTS Securities as reduced each day by the application of the Adjustment Factor. We may calculate the Adjusted Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the stated maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or options contracts relating to the Index.

      The "Adjustment Factor" will be a fixed percentage expected to be between 2.1% and 2.6% per year and will be pro-rated based on a 365-day year and applied over the entire term of the MITTS Securities on each calendar day to reduce the closing values of the Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of the Index used to calculate the Supplemental Redemption Amount during the Calculation Period will be approximately 13.68% to 16.65% less than the actual closing value of the Index on each day during the Calculation Period. We will determine the Adjustment Factor on the Pricing Date and disclose it to you in the final prospectus supplement delivered to you in connection with sales of the MITTS Securities. For a detailed discussion of how the Adjustment Factor will affect the value of the Index used to calculate the Supplemental Redemption Amount, see "Description of the MITTS Securities--Payment at Maturity" in this prospectus supplement.

      For more specific information about the Supplemental Redemption Amount, please see the section "Description of the MITTS Securities" in this prospectus supplement.

      We will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. If the Adjusted Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

Examples

      Here are two examples of Supplemental Redemption Amount calculations assuming an investment term equal to that of the MITTS Securities and an Adjustment Factor of 2.35% per year, the midpoint of the expected range of 2.1% to 2.6%:

Example 1--The Index, as adjusted, is below the hypothetical Starting Value at maturity:

Hypothetical Starting Value: 8,759.13
Hypothetical average closing value of the Index for the calculation period: 9,197.09
Hypothetical Adjusted Ending Value: 7,801.00


                                                  (7,801.00 - 8,759.13 )          (Supplemental
Supplemental Redemption Amount (per unit) = $10 X (--------------------) = $0     Redemption
                                                  (       8,759.13     )          Amount cannot
                                                                                  be less than zero)
Total payment at maturity (per unit) = $10 + $0 = $10

Example 2--The Index, as adjusted, is above the hypothetical Starting Value at maturity:

Hypothetical Starting Value: 8,759.13
Hypothetical average closing value of the Index for the
  calculation period: 15,766.43
Hypothetical Adjusted Ending Value: 13,373.15

                                                  (13,373.15 - 8,759.13)
Supplemental Redemption Amount (per unit) = $10 X (--------------------) = $5.27
                                                  (       8,759.13     )

Total payment at maturity (per unit) = $10 + $5.27 = $15.27

Who publishes the Index and what does the Index measure?

      The Dow Jones Industrial AverageSM is a price-weighted index published by Dow Jones & Company, Inc. ("Dow Jones") which means a component stock's weight in the Index is based on its price per share rather than the total market capitalization of the issuer of that component stock. The Index is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The component stocks of the Index are selected by the editors of The Wall Street Journal ("WSJ"). The corporations represented in the Index tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. The corporations currently represented in the Index are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange and The Nasdaq National Market. As of September 19, 2001, the market capitalization of the stocks in the Index ranged from approximately $10.9 billion to $322.9 billion, with the average market capitalization being $101.1 billion.

      The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

      Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

      We have provided tables showing the closing values of the Index on the last business day of each month from January 1996 to August 2001 and each year from 1946 to 2000, as published by Dow Jones.

      You can find this table in the section "The Index--Historical data on the Index" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that
this estimated yield will equal   % per annum, compounded semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a MITTS Security for $10 and hold the MITTS Security until maturity, you will be required to pay taxes on the following amounts of
ordinary income from the MITTS Security each year: $    in 2001, $    in 2002,
$    in 2003, $    in 2004, $    in 2005, $    in 2006, $    in 2007 and $
in 2008. However, in 2008, the amount of ordinary income that you will be required to pay taxes on from owning each MITTS Security may be greater or less
than $   , depending upon the Supplemental Redemption Amount, if any, you receive. Also, if
the Supplemental Redemption Amount is less than $   , you may have a loss which
you could deduct against other income you may have in 2008, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this prospectus supplement.

Will I receive interest payments on the MITTS Securities?

      You will not receive any interest payments on the MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the MITTS Securities for investors who are willing to forego market interest payments on the MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Index.

Will the MITTS Securities be listed on a stock exchange?

      We have applied to have the MITTS Securities quoted on The Nasdaq National Market under the symbol "MTDW". You should be aware that the listing of the MITTS Securities on The Nasdaq National Market will not necessarily ensure that a liquid trading market will be available for the MITTS Securities. You should review "Risk Factors--There may be an uncertain trading market for the MITTS Securities" in this prospectus supplement.

What is the role of MLPF&S?

      Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S intends to buy and sell the MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during the initial distribution of the MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Adjusted Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could, result in a conflict of interest between MLPF&S' status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section "Where You Can Find More Information" in this prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the MITTS Securities is subject to risk. Please refer to the section "Risk Factors" in this prospectus supplement.

                                  RISK FACTORS

      Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the MITTS Securities is suitable for you.

You may not earn a return on your investment

      You should be aware that if the Adjusted Ending Value does not exceed the Starting Value on the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought other senior non-callable debt securities of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Index

      The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor and because the value of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the MITTS Securities

      We have applied to have the MITTS Securities quoted on The Nasdaq National Market under the symbol "MTDW". While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the MITTS Securities will trade. You cannot assume that a trading market will develop for the MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the Index.

      If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Index is expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, is greater or less than the Starting Value. If you choose to sell your MITTS Securities when the value of the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your MITTS Securities when the value of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates or dividends per share may increase the value of the Index while falling U.S. dividend rates may decrease the value of the Index.

      Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in U.S. interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Rising U.S. interest rates may lower the value of the Index and, thus, the MITTS Securities. Falling U.S. interest rates may increase the value of the Index and, thus, may increase the value of the MITTS Securities.

      Changes in the volatility of the Index are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. In general, if the volatility of the Index increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the Index decreases, we expect that the trading value of the MITTS Securities will decrease.

      As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of U.S. interest rates and the Index. This difference will reflect a "time premium" due to expectations concerning the value of the Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

      Changes in dividend yields of the stocks included in the Index are expected to affect the trading value of the MITTS Securities. In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the MITTS Securities will increase.

      Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

      The value of the Index declined significantly in the immediate aftermath of the recent terrorist attacks in Manhattan and Washington, D.C., and we are unable to predict the effect of these events or related events on the future value or volatility of the Index.

Amounts payable on the MITTS Securities may be limited by state law

      New York State law governs the 1983 Indenture under which the MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts

      Our subsidiary MLPF&S is our agent for the purposes of calculating the Adjusted Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See "Description of the MITTS Securities--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Uncertain tax consequences

      You should also consider the tax consequences of investing in the MITTS Securities, aspects of which are uncertain. See "United States Federal Income Taxation" below.

                      DESCRIPTION OF THE MITTS SECURITIES

      ML&Co. will issue the MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The MITTS Securities will mature on September , 2008.

      While at maturity a beneficial owner of a MITTS Security will receive the sum of the principal amount of the MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See "--Payment at maturity".

      The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, holders of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "--Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--Events of Default" in the accompanying prospectus.

      ML&Co. will issue the MITTS Securities in denominations of whole units each with a principal amount of $10.00 per unit.

      The MITTS Securities do not have the benefit of any sinking fund.

Payment at maturity

      At maturity a holder of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as described below. If the Adjusted Ending Value does not exceed the Starting Value, you will be entitled to receive only the principal amount of your MITTS Securities.

      The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal:


                                                         (Adjusted Ending Value - Starting Value)
principal amount of each MITTS Security ($10 per unit) X (--------------------------------------)
                                                         (             Starting Value           )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" means the closing value of the Index on the Pricing Date. We will disclose the Starting Value to you in the final prospectus supplement delivered to you in connection with sales of the MITTS Securities.

      The "Adjusted Ending Value" will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Value will equal the average, arithmetic mean, of the closing values of the Index on those Calculation Days, as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the Index on that Calculation Day, as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event on that Index Business Day.

      The "Adjustment Factor" means a fixed percentage expected to be between 2.1% and 2.6% per year and will be applied over the entire term of the MITTS Securities. For each calendar day during the term of the MITTS Securities, we will apply this percentage on a pro-rated basis based on a 365-day year to reduce the values of the Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of the Index used to calculate your Supplemental Redemption Amount during the Calculation Period will be approximately 13.68% to 16.65% less than the actual value of the Index on each day during the Calculation Period. We will determine the Adjustment Factor on the Pricing Date and it will appear in the final prospectus supplement delivered to you in connection with sales of the MITTS Securities.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

      A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" means any day on which the NYSE and the Nasdaq Stock Market are open for trading and the Index or any successor index is calculated and published.

      All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

      The following table illustrates, for a range of hypothetical average closing values of the Index during the Calculation Period:

    . the percentage change from the hypothetical Starting Value to the hypothetical average closing value,

    . the Adjusted Ending Value used to calculate the Supplemental Redemption Amount,

    .  the total amount payable at maturity for each unit of MITTS
       Securities,

    .  the total rate of return to beneficial owners of MITTS Securities,

    . the pretax annualized rate of return to beneficial owners of MITTS Securities, and

    . the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.01% per annum, as more fully described below.

      For the purposes of calculating this table, we have applied the Adjustment Factor of 2.35% per annum, the midpoint of the expected range of 2.1% and 2.6%.

                    Percentage
                      change
                     from the
                   hypothetical
    Hypothetical     Starting             Total amount                Pretax          Pretax
       average       Value to              payable at  Total rate   annualized      annualized
    closing value  hypothetical           maturity per of return     rate of      rate of return
     during the      average    Adjusted  unit of the    on the     return on       of stocks
     calculation     closing     Ending      MITTS       MITTS      the MITTS      included in
       period         value     Value (1)  Securities  Securities Securities (2) the Index (2)(3)
    -------------  ------------ --------- ------------ ---------- -------------- ----------------
     1,751.83          -80%      1,485.91    $10.00       0.00%        0.00%         -19.49%
     3,503.65          -60%      2,971.81    $10.00       0.00%        0.00%         -10.64%
     5,255.48          -40%      4,457.72    $10.00       0.00%        0.00%          -5.18%
     7,007.30          -20%      5,943.62    $10.00       0.00%        0.00%          -1.17%
     8,759.13(4)         0%      7,429.53    $10.00       0.00%        0.00%           2.01%
    10,510.96           20%      8,915.44    $10.18       1.78%        0.25%           4.67%
    12,262.78           40%     10,401.34    $11.87      18.75%        2.47%           6.94%
    14,014.61           60%     11,887.25    $13.57      35.71%        4.41%           8.94%
    15,766.43           80%     13,373.15    $15.27      52.68%        6.13%          10.73%
    17,518.26          100%     14,859.06    $16.96      69.64%        7.69%          12.35%
    19,270.09          120%     16,344.96    $18.66      86.60%        9.11%          13.82%
    21,021.91          140%     17,830.87    $20.36     103.57%       10.41%          15.18%
    22,773.74          160%     19,316.78    $22.05     120.53%       11.61%          16.44%
    24,525.56          180%     20,802.68    $23.75     137.50%       12.74%          17.62%
    26,277.39          200%     22,288.59    $25.45     154.46%       13.79%          18.72%

--------
(1) The Adjusted Ending Values specified in this column are approximately 15.18% less than the hypothetical average closing values of the Index as a result of the application of the assumed Adjustment Factor of 2.35% per annum over the term of the MITTS Securities.
(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3) This rate of return assumes:
    (a) a percentage change in the aggregate price of the stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical average closing value;
    (b) a constant dividend yield of 2.01% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical average closing value;
    (c) no transaction fees or expenses; and
    (d) an investment term of seven years.
(4) This is the hypothetical Starting Value of the Index. The actual Starting Value will equal the closing value of the Index on the Pricing Date.

      The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount, received by you and the resulting total and pretax annualized rate of return will depend on the actual Starting Value and actual Adjusted Ending Value determined by the calculation agent as described in this prospectus supplement.

Adjustments to the Index; Market Disruption Events

      If at any time Dow Jones changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the calculation agent:

    (A) the suspension or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index; or

    (B) the suspension or material limitation, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

      For the purpose of the above definition:

    (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange and

    (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

      As a result of the recent terrorist attacks in Manhattan and Washington, D.C., the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Index

      If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Dow Jones or any other entity for the Index and calculate the Adjusted Ending Value as described above under "Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall promptly give notice to the beneficial owners of the MITTS Securities by publication in a United States newspaper with a national circulation.

      In the event that Dow Jones discontinues publication of the Index and:

    .  the calculation agent does not select a successor index, or

    .  the successor index is no longer published on any of the Calculation
       Days,
the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

     If Dow Jones discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

    .  the determination of the Adjusted Ending Value, and

    . a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in the WSJ or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

     A "Business Day" is any day on which the NYSE and the Nasdaq Stock Market are open for trading.

     Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

     In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount of MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities, provided, however, the Adjustment Factor will be applied to the values used to calculate the Supplemental Redemption Amount as if the MITTS Securities had not been accelerated and had remained outstanding to the stated maturity date. See "--Payment at maturity" in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

     In case of default in payment of the MITTS Securities, whether at the stated maturity date or upon acceleration, from and after the maturity date the MITTS Securities will bear interest, payable upon demand of their holders,
at the rate of   % per annum to the extent that payment of any interest is
legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

 Description of the Global Securities

     Upon issuance, all MITTS Securities will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders of the MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

 DTC Procedures

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the MITTS Securities. The MITTS Securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities will be issued for the MITTS Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member, of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of the MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase; but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date.

      Principal, premium, if any, and/or interest, if any, payments made in cash on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payment will be the responsibility of direct participants and indirect participants.

 Exchange for Certificated Securities

      If

    . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

    . ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

    . an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

      DTC may discontinue providing its services as securities depositary with respect to the MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, MITTS Security certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, MITTS Security certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

      Settlement for the MITTS Securities will be made by the underwriter in immediately available funds. ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                                   THE INDEX

      Unless otherwise stated, all information herein on the Index is derived from Dow Jones or other publicly available sources. This information reflects the policies of Dow Jones as stated in the publicly available sources and the policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

      The Index is a price-weighted index, i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock, comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Securities.

      The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

      The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

      ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the issuers of the component stocks of the Index, including extending loans to, or making equity investments in, the issuers or providing advisory services to the issuers, including merger and acquisition advisory services. In the course of its business, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. does not make any representation to any purchaser of the MITTS Securities with respect to any matters whatsoever relating to the issuers. Any prospective purchaser of the MITTS Securities should undertake an independent investigation of the issuers of the component stocks of the Index as in its judgment is appropriate to make an informed decision about an investment in the MITTS Securities. The composition of the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

      The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Index based on publicly available information as of September 19, 2001.

Issuer of Component                                                        Total Shares       Market
Stock(1)                 Symbol         Industry          Price Per Share Outstanding(2) Capitalization(2)
-------------------      ------ ------------------------- --------------- -------------- -----------------
ALCOA INC. .............  AA    Metals                        $30.50          857,667         26,158,844
American Express Co. ...  AXP   Financial Services            $26.00        1,323,589         34,413,314
AT&T Corp. .............  T     Util-Telecom                  $17.99        3,532,981         63,558,328
Boeing Co., The.........  BA    Aerospace/Defense             $32.60          806,094         26,278,664
Caterpillar Inc. .......  CAT   Machine Construction          $44.40          343,374         15,245,806
Citigroup Inc. .........  C     Financial/Banking             $38.45        5,031,152        193,447,794
Coca-Cola Co., The......  KO    Beverages                     $49.50        2,487,596        123,136,002
Disney (Walt) Co. ......  DIS   Entertainment                 $18.50        2,093,298         38,726,013
Du Pont (E.I.) De
 Nemours & Co. .........  DD    Chemicals                     $35.08        1,039,682         36,472,045
Eastman Kodak Co. ......  EK    Manufacturing                 $37.61          290,769         10,935,822
Exxon Mobil
 Corporation............  XOM   Oil/Gas                       $38.41        6,871,079        263,918,144
General Electric Co. ...  GE    Electronics                   $32.50        9,934,846        322,882,495
General Motors Corp. ...  GM    Auto & Truck                  $43.38          550,027         23,860,171
Hewlett-Packard Co. ....  HWP   Computers                     $15.40        1,940,027         29,876,416
Home Depot Inc. ........  HD    Retail-Building Products      $35.30        2,336,785         82,488,511
Honeywell International
 Inc. ..................  HON   Diversified Manufacturing     $26.58          811,616         21,572,753
Intel Corp. ............  INTC  Electronic Components         $22.28        6,728,000        149,899,840
International Business
 Machines Corp. ........  IBM   Computers                     $96.00        1,736,660        166,719,360
International Paper
 Co. ...................  IP    Forest Products               $34.14          483,151         16,494,775
Johnson & Johnson.......  JNJ   Pharmaceutics                 $53.54        3,042,485        162,894,647
McDonald's Corp.........  MCD   Restaurant/Food Service       $28.50        1,287,156         36,683,946
Merck & Co. ............  MRK   Pharmaceutics                 $67.86        2,289,439        155,361,331
Microsoft Corp. ........  MSFT  Applications Software         $53.87        5,401,945        291,002,777
Minnesota Mining &
 Manufacturing Co. .....  MMM   Manufacturing                 $92.45          394,125         36,436,856
Morgan (J.P.) & Co. ....  JPM   Financial/Banking             $34.11        1,986,286         67,752,215
Morris (Philip) Cos. ...  MO    Tobacco                       $48.00        2,184,758        104,868,384
Procter & Gamble Co. ...  PG    Household Products            $74.55        1,296,093         96,623,733
SBC Communications
 Inc. ..................  SBC   Telephone-Integrated          $45.29        3,361,916        152,261,176
United Technologies
 Corp. .................  UTX   Aerospace/Defense             $47.65          470,946         22,440,577
Wal-Mart Stores Inc. ...  WMT   Retail-Dept                   $45.45        4,466,960        203,023,332

                                                            Total Market Capitalization:  $2,975,434,071
                                                          Average Market Capitalization:     $99,181,136

--------
(1) The inclusion of a component stock in the portfolio should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the MITTS Securities as to the performance of the portfolio or any component stock. Beneficial owners of the MITTS Securities will not have any right to the component stocks or any dividends paid on the component stocks.
(2) Shares and Market Capitalization in thousands.

Historical Data on the Index

      The following table sets forth the closing values of the Index on the last business day of each year from 1946 through 2000. The historical experience of the Index should not be taken as an indication of future performance and no assurance can be given that the value of the Index will not decline and thereby reduce the Supplemental Redemption Amount, if any, which may be payable to beneficial owners of MITTS Securities at maturity or otherwise.

                          Year-End Value of the Index

          Closing      Closing       Closing        Closing
   Year    Value  Year  Value   Year  Value   Year   Value
   ----   ------- ---- -------- ---- -------- ---- ---------
   1946   177.20  1960   615.89 1974   616.24 1988  2,168.57
   1947   181.16  1961   731.14 1975   852.41 1989  2,753.20
   1948   177.30  1962   652.10 1976 1,004.65 1990  2,633.66
   1949   200.13  1963   762.95 1977   831.17 1991  3,168.83
   1950   235.41  1964   874.13 1978   805.01 1992  3,301.11
   1951   269.23  1965   969.26 1979   838.74 1993  3,754.09
   1952   291.90  1966   785.69 1980   963.99 1994  3,834.44
   1953   280.90  1967   905.11 1981   875.00 1995  5,117.12
   1954   404.39  1968   943.75 1982 1,046.54 1996  6,448.27
   1955   488.40  1969   800.36 1983 1,258.64 1997  7,908.25
   1956   499.47  1970   838.92 1984 1,211.57 1998  9,181.43
   1957   435.69  1971   890.20 1985 1,546.67 1999 11,497.12
   1958   583.65  1972 1,020.02 1986 1,895.95 2000 10,786.85
   1959   679.36  1973   850.86 1987 1,938.83

                     Month-End Closing Values of the Index

      The following table sets forth the closing level of the Index at the end of each month, in the period from January 1996 through August 2001. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the closing level of the Index during any period set forth below is not any indication that the Index is more or less likely to decline at any time during the term of the MITTS Securities.

                               1996    1997    1998     1999     2000     2001
                              ------- ------- ------- -------- -------- --------
January...................... 5,395.3 6,813.1 7,906.5  9,358.8 10,940.5 10,887.4
February..................... 5,485.6 6,877.7 8,545.7  9,306.6 10,128.3 10,495.3
March........................ 5,587.1 6,583.5 8,799.8  9,786.2 10,921.9  9,878.8
April........................ 5,569.1 7,009.0 9,063.4 10,789.0 10,733.9 10,735.0
May.......................... 5,643.2 7,331.0 8,900.0 10,559.7 10,522.3 10,911.9
June......................... 5,654.6 7,672.8 8,952.0 10,970.8 10,447.9 10,502.4
July......................... 5,528.9 8,222.6 8,883.3 10,655.2 10,522.0 10,522.8
August....................... 5,616.2 7,622.4 7,539.1 10,829.3 11,215.1  9,949.8
September.................... 5,882.2 7,945.3 7,842.6 10,337.0 10,650.9
October...................... 6,029.4 7,442.1 8,592.1 10,729.9 10,971.1
November..................... 6,521.7 7,823.1 9,116.6 10,877.8 10,414.5
December..................... 6,448.3 7,908.3 9,181.4 11,497.1 10,786.8

      The closing value of the Index on September 19, 2001 was 8,759.13.

      The following graph plots the historical month-end performance of the Index from January 1996 through August 2001 and the value of the Index on September 19, 2001. Past movements of the Index are not necessarily indicative of future Index values.


[THE GRAPH APPEARING HERE SETS FORTH THE MONTH-END CLOSING VALUES OF THE DOW JONES INDUSTRIAL AVERAGE FROM JANUARY 1996 THROUGH AUGUST 2001, AS SET FORTH IN THE TABLE ON THE PREVIOUS PAGE AND THE CLOSING VALUE ON SEPTEMBER 19, 2001 WHICH WAS 8,795.13. THE VERTICAL AXIS HAS A RANGE OF NUMBERS FROM 0 TO 12,000 IN INCREMENTS OF 1000. THE HORIZONTAL AXIS HAS A RANGE OF DATES FROM JANUARY 31, 1996 THROUGH SEPTEMBER 19, 2001 IN INCREMENTS OF ONE MONTH.]

License Agreement

      "Dow Jones", "Dow Jones Industrial Average(SM)", and "DJIA(SM)" are service marks of Dow Jones & Company, Inc. Dow Jones has no relationship to MLPF&S or ML&Co., other than the licensing of the Dow Jones Industrial Average(SM) and its service marks for use in connection with the MITTS Securities.

      Dow Jones does not:

     .  Sponsor, endorse, sell or promote the MITTS Securities.

     . Recommend that any person invest in the MITTS Securities or any other securities.

     . Have any responsibility or liability for or make any decisions about the timing, amount or pricing of MITTS Securities.

     . Have any responsibility or liability for the administration, management or marketing of the MITTS Securities.

     . Consider the needs of the MITTS Securities or the owners of the MITTS Securities in determining, composing or calculating the Dow Jones Industrial Average(SM) or have any obligation to do so.

      Dow Jones will not have any liability in connection with the MITTS Securities. Specifically,

            . Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

               . The results to be obtained by the MITTS Securities, the owner of the MITTS Securities or any other person in connection with the use of the Dow Jones Industrial Average(SM) and the data included in the Dow Jones Industrial Average(SM);

               . The accuracy or completeness of the Dow Jones Industrial Average(SM) and its data;

               . The merchantability and the fitness for a particular purpose or use of the Dow Jones Industrial Average(SM) and its data;

     . Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Industrial Average (SM) or its data;

     . Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

      The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the MITTS Securities or any other third parties.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

      As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

      In particular, solely for purposes of applying the Final Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal
to $   per unit (the "Projected Supplemental Redemption Amount"). This
represents an estimated yield on the MITTS Securities equal to   % per annum,
compounded semiannually. Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security's adjusted issue price will equal the MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event
that the actual Supplemental Redemption Amount, if any, exceeds $   per unit
(i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount
over $   per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $ per unit

(i.e., the Projected Supplemental Redemption Amount), the amount by which the
Projected Supplemental Redemption Amount (i.e., $   per unit) exceeds the
actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $ per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules.

      Upon the sale or exchange of a MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a MITTS Security generally will equal such U.S. Holder's initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

      Prospective investors in the MITTS Securities should be aware that if a significant percentage of the total aggregate amount of the MITTS Securities originally issued are sold at a discount from the principal amount thereof, which is not expected to be the case, then the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, may be less than the principal amount of the MITTS Securities. In that event, if a U.S. Holder purchases a MITTS Security in connection with the original issuance thereof for an amount equal to the principal amount thereof, the amount of the difference between the principal amount of the MITTS Securities and the issue price thereof generally should be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each relevant date as an offset to that interest on each relevant date. In addition, on each relevant date, the U.S. Holder's adjusted tax basis in the MITTS Security will be reduced by the amount treated as an interest offset pursuant to the foregoing rule. Alternatively, in the event that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof and a U.S. Holder purchases a MITTS Security in connection with the original issuance thereof for an amount that is less than the principal amount thereof, the amount of the difference between the principal amount of the MITTS Security and the amount paid by the U.S. Holder to purchase the MITTS Security generally would be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each relevant date as additional ordinary interest includible in income by the U.S. Holder on each relevant date. In that event, on each relevant date, the U.S. Holder's adjusted tax basis in the MITTS Security will be increased by the amount treated as additional ordinary interest income. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to the rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Hypothetical Table

      The following table sets forth the amount of interest that would be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over an assumed term of approximately seven years for the MITTS Securities based upon a hypothetical projected payment schedule for the MITTS Securities (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 5.525% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the MITTS Securities as if the MITTS Securities had been issued on September 19, 2001 and were scheduled to mature on September 19, 2008. The following table is for illustrative purposes only. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the date the MITTS Securities are priced for initial sale to the public and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final prospectus supplement delivered to investors in connection with the sales of the MITTS Securities:

                                                                     Total interest deemed
                                                                      to have accrued on
                                                  Interest deemed to   MITTS Securities
                                                    accrue during        as of end of
                                                    accrual period      accrual period
                       Accrual Period                 (per unit)          (per unit)
                       --------------             ------------------ ---------------------
September 19, 2001 through March 19, 2002.......         0.2739              0.2739
March 20, 2002 through September 19, 2002.......         0.2846              0.5585
September 20, 2002 through March 19, 2003.......         0.2876              0.8461
March 20, 2003 through September 19, 2003.......         0.3005              1.1466
September 20, 2003 through March 19, 2004.......         0.3054              1.4520
March 20, 2004 through September 19, 2004.......         0.3172              1.7692
September 20, 2004 through March 19, 2005.......         0.3206              2.0899
March 20, 2005 through September 19, 2005.......         0.3349              2.4247
September 20, 2005 through March 19, 2006.......         0.3385              2.7632
March 20, 2006 through September 19, 2006.......         0.3536              3.1168
September 20, 2006 through March 19, 2007.......         0.3573              3.4741
March 20, 2007 through September 19, 2007.......         0.3733              3.8474
September 20, 2007 through March 19, 2008.......         0.3793              4.2267
March 20, 2008 through September 19, 2008.......         0.3941              4.6208

--------
Hypothetical Projected Supplemental Redemption Amount = $4.6208 per unit.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MITTS Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, the last

United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

      Backup withholding of United States Federal income tax may apply to payments made in respect of the MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or
(b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                              ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions.

      The U.S. Department of Labor has granted ML&Co. an administrative exemption (Prohibited Transaction Exemption 2000-63, 65 F.R. 76306 (December 6,
2000)) from some of the prohibited transaction rules under ERISA and the related excise tax provisions under Section 4975 of the Code. The exemption applies with respect to (1) the purchase or sale by employee benefit plans ("Plans"), other than Plans sponsored by ML&Co. or its affiliates, of MITTS Securities, and (2) the extension of credit by the Plans to ML&Co. and its affiliates in connection with the holding of the MITTS Securities.

      In order to qualify for the exemption, certain conditions, including but not limited to the following, must be met:

          . The decision to invest in the MITTS Securities is made by a Plan fiduciary (or a participant in a Plan that provides for participant-directed investments) which is independent of ML&Co.

          . ML&Co. does not have any discretionary authority or control or provide any investment advice with respect to the Plan assets involved in the MITTS Securities transactions.

          . The Plans pay no fees or commissions to us or our affiliates in connection with the MITTS Securities transactions, other than certain principal mark-ups.

          . A Plan generally should not invest more than 15 percent of the Plan's assets (at the time of the acquisition) in any of the MITTS Securities.

          . The terms of a Plan's investment in the MITTS Securities are at least as favorable to the Plan as those available to an unrelated non-Plan investor in a comparable arm's length transaction at the time of such acquisition.

      If either of the following events occur, the investment will cease to qualify for the exemption.

          . The MITTS Securities are no longer quoted on the National Association of Securities Dealers Automated Quotations Systems and are not listed on the NYSE or the AMEX.

          . The MITTS Securities are no longer rated in one of the three highest generic rating categories by at least one nationally-recognized statistical rating service at the time of their acquisition.

      For a complete description of conditions, please review the full text of the exemption granted to ML&Co. You may obtain a copy of the exemption by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, corporatesecretary@exchange.ml.com. Prospective Plan investors are encouraged to consult with their legal advisors regarding the impact of ERISA and the Code, the applicability of the exemption, and the potential consequences in their specific circumstances of an investment in MITTS Securities.

      Each Plan investor by its purchase of any MITTS Security on behalf of any Plan, represents on behalf of itself and the Plan, that the acquisition, holding and any subsequent disposition of the MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the MITTS Securities will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                  UNDERWRITING

      MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $ aggregate principal amount of MITTS Securities. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the MITTS Securities if any are purchased.

      The underwriter has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the MITTS Securities subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

      The underwriting of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

      The underwriter is permitted to engage in certain transactions that stabilize the price of the MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the MITTS Securities.

      If the underwriter creates a short position in the MITTS Securities in connection with the offering, i.e., if it sells more units of the MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MITTS Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the MITTS Securities. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                        VALIDITY OF THE MITTS SECURITIES

      The validity of the MITTS Securities will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

                                    EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 29, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche llp have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in each of the Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their reports on unaudited interim financial information because such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933, as amended.

                             INDEX OF DEFINED TERMS

                                                                            Page
                                                                            ----
Adjusted Ending Value......................................................  S-4
Adjustment Factor..........................................................  S-5
Business Day............................................................... S-15
Calculation Day............................................................ S-12
Calculation Period......................................................... S-12
Code....................................................................... S-26
depositary................................................................. S-15
Dow Jones .................................................................  S-6
DTC........................................................................  S-4
ERISA...................................................................... S-26
Final Regulations.......................................................... S-23
Index......................................................................  S-4
Index Business Day......................................................... S-12
IRS........................................................................ S-22
Market Disruption Event.................................................... S-14
MITTS Securities...........................................................  S-1
ML&Co......................................................................  S-4
MLPF&S.....................................................................  S-4
non-U.S. Holder............................................................ S-22
Plans...................................................................... S-26
Pricing Date...............................................................  S-4
principal amount...........................................................  S-4
Projected Supplemental Redemption Amount................................... S-23
Starting Value.............................................................  S-4
successor index............................................................ S-14
Supplemental Redemption Amount.............................................  S-4
U.S. Holder................................................................ S-22
Withholding Agent.......................................................... S-25
WSJ........................................................................  S-6

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    [LOGO]

                                2,500,000 Units

                           Merrill Lynch & Co., Inc.

                     Market Index Target-Term Securities(R)
                  based upon the Dow Jones Industrial Average
                             due September  , 2008

                        ------------------------------

                             PROSPECTUS  SUPPLEMENT

                        ------------------------------


                              Merrill Lynch & Co.


                               September  , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------